Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
IDEATION ACQUISITION CORP.
     IDEATION ACQUISITION CORP., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:
     FIRST: That the Board of Directors of said corporation, at a duly called and held meeting of its members, adopted a resolution proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation of said corporation (the “Amendment”):
     RESOLVED, that SECTION D OF ARTICLE SIXTH of the Amended and Restated Certificate of Incorporation of the Corporation is amended in its entirety to read as follows:
“At the time the Corporation seeks approval of the Initial Business Combination in accordance with paragraph C above, each holder of IPO Shares (each a “Public Stockholder”) may, at its option, in accordance with the terms of this Section, convert its IPO Shares into cash at a per share conversion price (the “Conversion Price”), calculated as of two business days prior to the proposed consummation of the Initial Business Combination, equal to (A) the amount in the Trust Account, inclusive of (x) the proceeds from the IPO held in the Trust Account and the proceeds from the sale of the Insider Warrants, (y) the amount held in the Trust Account representing the Deferred Underwriting Compensation and (z) any interest income earned on the funds held in the Trust Account, net of taxes payable, that is not released to the Corporation to cover its operating expenses in accordance with paragraph B above, divided by (B) the number of IPO Shares outstanding on the date of calculation (including shares sold pursuant to the exercise of the over-allotment option, if any). If a majority of the shares voted by the Public Stockholders are voted to approve the Initial Business Combination, and if Public Stockholders owning less than 30% of the total IPO Shares both (1) vote against approval of the proposed Initial Business Combination and (2) elect to convert their shares, the Corporation will proceed with such Initial Business Combination. If the Corporation so proceeds, subject to the availability of lawful funds therefor, the Corporation will convert IPO Shares held by those Public Stockholders who have voted such IPO Shares, either in person or by proxy, for or against the Initial Business Combination, regardless of whether such IPO Shares were voted for or against the Initial Business Combination, and in connection with voting such shares, have affirmatively elected to convert such IPO Shares into cash at the Conversion Price. Only Public Stockholders shall be entitled to receive distributions from the Trust Account in connection with the approval of an Initial Business Combination, and the Corporation shall pay no distributions with respect to any other holders or shares of capital stock of the Corporation. If Public Stockholders holding 30% or more of the IPO Shares vote against approval of the proposed Initial Business Combination and elect to convert their IPO Shares, the Corporation will not proceed with such Initial Business Combination and will not convert any IPO Shares.”

     SECOND: This Certificate of Amendment was duly adopted by the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.
     THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 of the General Corporation Law of the State of Delaware.
     IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its President and Chief Executive Officer, this 27th day of October, 2009.

IDEATION ACQUISITION CORP.
By:	/s/ Steven D. Rubin
	Name:	Steven D. Rubin
	Title:	Secretary